UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Cartesian, Inc.

(Name of Issuer)

Common Stock, par value $0.005 per share

(Title of Class of Securities)

146534102

(CUSIP Number)

Mill Road Capital, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 2, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 146534102	13D	Page 2 of 8 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 174,886
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 174,886
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 174,886
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.9%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 146534102	13D	Page 3 of 8 Pages

1.	Names of Reporting Persons. Scott P. Scharfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 174,886
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 174,886
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 174,886
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.9%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 146534102	13D	Page 4 of 8 Pages

1.	Names of Reporting Persons Mill Road Capital GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 174,886
	8.	Shared Voting Power
	9.	Sole Dispositive Power 174,886
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 174,886
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 146534102	13D	Page 5 of 8 Pages

1.	Names of Reporting Persons. Mill Road Capital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 174,886
	8.	Shared Voting Power
	9.	Sole Dispositive Power 174,886
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 174,886
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 146534102	Page 6 of 8 Pages

Introduction

This Amendment No. 2 to the joint statement on Schedule 13D with respect to the Common Stock, par value $0.005 per share (the “Common Stock”), of Cartesian, Inc., a Delaware corporation f/k/a The Management Network Group, Inc. (the “Issuer”), filed by Mill Road Capital, L.P., a Delaware limited partnership (the “Fund”), Mill Road Capital GP LLC, a Delaware limited liability company (the “GP”), Thomas E. Lynch and Scott P. Scharfman (collectively, the “Reporting Persons”) on August 17, 2009, as amended and restated by Amendment No. 1 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on April 7, 2014 (such joint statement, as so amended and restated and as amended herein, the “Schedule 13D”), amends the Schedule 13D as follows:

1.	Item 3 of the Schedule 13D is amended and restated in its entirety as follows:

“Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons acquired beneficial ownership of an aggregate of 174,886 shares of Common Stock for $415,971.63 using working capital from the Fund and the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Fund with a broker on customary terms and conditions.”

2.	Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

“Item 5. Interest in Securities of the Issuer

(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 8,986,014 shares of the Common Stock issued and outstanding as of July 29, 2017, as reported in the most recent quarterly report of the Issuer on Form 10-Q for the fiscal quarter ended July 1, 2017. All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of the time of filing of this Amendment No. 2. to the Schedule 13D on November 6, 2017, unless otherwise indicated. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5(a, b).

The Fund directly holds, and thus has sole voting and dispositive power over, 174,886 shares of Common Stock. The GP, as sole general partner of the Fund, also has sole authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares of Common Stock on behalf of the Fund, and each of Messrs. Lynch and Scharfman has shared authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares on behalf of the GP. Accordingly, each of the Reporting Persons beneficially owns 174,886 shares of Common Stock, or approximately 1.9% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 174,886 shares of Common Stock, or approximately 1.9% of the outstanding shares of Common Stock. Mr. Jacobs does not have beneficial ownership of any shares of Common Stock.

CUSIP No. 146534102	Page 7 of 8 Pages

(c) No Reporting Person, other than the Fund as set forth in the table below, effected any transaction in shares of the Common Stock from September 7, 2017 (the date sixty days prior the filing of this Amendment No. 2 to the Schedule 13D) to the time of filing of this Amendment No. 2. to the Schedule 13D on November 6, 2017.

Date of Purchase / Sale	Shares Sold (#)	Avg. Purchase / Sale Price per Share ($)
11/2/2017	162,834	$0.2809
11/3/2017	224,915	$0.2515

(e) On November 2, 2017, the Reporting Persons, individually and collectively, ceased to have beneficial ownership of more than 5.0% of the Common Stock.”

[signature pages follow]

CUSIP No. 146534102	Page 8 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	November 6, 2017

MILL ROAD CAPITAL, L.P.

By:	Mill Road Capital GP LLC, its General Partner

By:	/s/ Justin C. Jacobs
Justin C. Jacobs
Management Committee Director

MILL ROAD CAPITAL GP LLC

By:	/s/ Justin C. Jacobs
Justin C. Jacobs
Management Committee Director

THOMAS E. LYNCH

By:	/s/ Justin C. Jacobs
Justin C. Jacobs
Attorney-in-fact

SCOTT P. SCHARFMAN

By:	/s/ Justin C. Jacobs
Justin C. Jacobs
Attorney-in-fact